EXHIBIT 99.2

Press Release

Total Keeps the Pace of Divestments with

Asset Sales in Brunei, Sierra Leone and Liberia

Paris, April 7 2020 – In line with its strategy of actively managing its asset portfolio and its objective to divest 5 B$ on years 2019-2020, Total is pursuing the divestments of several non-core assets in both Exploration-Production (Brunei) and Marketing & Services (Sierra Leone and Liberia). These divestments represent a global value of more than 400 million US Dollars.

Brunei - Sale of Interest in Offshore Block

Following the approval of the competent authorities, Total has closed the sale to Shell1 of its wholly owned subsidiary Total E&P Deep Offshore Borneo BV, which holds an 86.95% interest in Block CA1. Total was the operator of the block, alongside partners Murphy Oil (8.05%) and Petronas (5%) and the production of this block was 5 kboe/d net to Total in 2019.

Sierra Leone and Liberia - Sale of Marketing & Services Businesses

Total has signed an agreement to sell its marketing and services businesses in Liberia and Sierra Leone to Conex Oil & Gas Holdings Ltd., a regional player in petroleum products import, distribution and supply chain management in West Africa. It consists of a network of 63 service stations, general trade fuel sales and petroleum products import and storage operations.

The sale of these two affiliates is expected to be completed in the second quarter of 2020.

“These sales will contribute to Total’s ongoing divestment program and demonstrate our ability to relentlessly highgrade our portfolio” commented Jean-Pierre Sbraire, Chief Financial Officer of Total. “In the current context of low oil prices, these transactions support the action plan announced to weather the crisis..”

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About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

[1]	Dordtsche Petroleum Maatschappij BV

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Cautionary note

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